                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13G
                                (RULE 13D-102)

            INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)*



                              Stage Stores, Inc.
             -----------------------------------------------------
                               (Name of Issuer)


                    Common Stock, par value $.01 per share
             -----------------------------------------------------
                        (Title of Class of Securities)


                                 85254C  10  7
             -----------------------------------------------------
                                (CUSIP Number)


                                January 8, 1999
             ----------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

                               [ ] Rule 13d-1(b)

                               [X] Rule 13d-1(c)

                               [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     13G
===============================================================================

  CUSIP NO.  85254C 10 7                                     Page 2 OF 17 Pages
             -----------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                  Brookside Capital Partners Fund, L.P.
                  EIN No.: 04-3313066

------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4                            Delaware

------------------------------------------------------------------------------
                     5    SOLE VOTING POWER  2,259,800

     NUMBER OF

      SHARES       -----------------------------------------------------------
                     6    SHARED VOTING POWER
   BENEFICIALLY
                               0
     OWNED BY
                   -----------------------------------------------------------
       EACH          7    SOLE DISPOSITIVE POWER

    REPORTING                  2,259,800

      PERSON       -----------------------------------------------------------
                     8    SHARED DISPOSITIVE POWER
       WITH
                               0

------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,259,800
------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                       [_]
------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)  8.47%


------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

                    PN
------------------------------------------------------------------------------

                                     13G
===============================================================================

  CUSIP NO.  85254C 10 7                                     Page 3 OF 17 Pages
             -----------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                  Sankaty High Yield Asset Partners, L.P.
                  EIN No.: 04-3395139

------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4                            Delaware

------------------------------------------------------------------------------
                     5    SOLE VOTING POWER    175,000

     NUMBER OF

      SHARES       -----------------------------------------------------------
                     6    SHARED VOTING POWER
   BENEFICIALLY
                               0
     OWNED BY
                   -----------------------------------------------------------
       EACH          7    SOLE DISPOSITIVE POWER

    REPORTING                  175,000

      PERSON       -----------------------------------------------------------
                     8    SHARED DISPOSITIVE POWER
       WITH
                               0

------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                175,000
------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *

                                                                       [_]
------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)   .66%


------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

                    PN
------------------------------------------------------------------------------

                                     13G
===============================================================================

  CUSIP NO.  85254C 10 7                                     Page 4 OF 17 Pages
             -----------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                  Bain Capital Fund VI, L.P.
                  EIN No.: 04-3405560

------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4                            Delaware

------------------------------------------------------------------------------
                     5    SOLE VOTING POWER    242,670

     NUMBER OF

      SHARES       -----------------------------------------------------------
                     6    SHARED VOTING POWER
   BENEFICIALLY
                               0
     OWNED BY
                   -----------------------------------------------------------
       EACH          7    SOLE DISPOSITIVE POWER    242,670

    REPORTING

      PERSON       -----------------------------------------------------------
                     8    SHARED DISPOSITIVE POWER
       WITH
                               0

------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                242,670
------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *

                                                                       [_]
------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)  0.91%


------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

                    PN
------------------------------------------------------------------------------

                                     13G
===============================================================================

  CUSIP NO.  85254C 10 7                                     Page 5 OF 17 Pages
             -----------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                  BCIP Associates II
                  EIN No.: 04-3404818

------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4                            Delaware

------------------------------------------------------------------------------
                     5    SOLE VOTING POWER     47,544

     NUMBER OF

      SHARES       -----------------------------------------------------------
                     6    SHARED VOTING POWER
   BENEFICIALLY
                               0
     OWNED BY
                   -----------------------------------------------------------
       EACH          7    SOLE DISPOSITIVE POWER  47,544

    REPORTING

      PERSON       -----------------------------------------------------------
                     8    SHARED DISPOSITIVE POWER
       WITH
                               0

------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 47,544
------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                       [_]
------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)   .18%


------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

                    PN
------------------------------------------------------------------------------

                                     13G
===============================================================================

  CUSIP NO.  85254C 10 7                                     Page 6 OF 17 Pages
             -----------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                  BCIP Associates II-B
                  EIN No.: 04-3404819

------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4                            Delaware

------------------------------------------------------------------------------
                     5    SOLE VOTING POWER      8,759

     NUMBER OF

      SHARES       -----------------------------------------------------------
                     6    SHARED VOTING POWER
   BENEFICIALLY
                               0
     OWNED BY
                   -----------------------------------------------------------
       EACH          7    SOLE DISPOSITIVE POWER  8,759

    REPORTING

      PERSON       -----------------------------------------------------------
                     8    SHARED DISPOSITIVE POWER
       WITH
                               0

------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  8,759
------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                       [_]
------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)   .03%


------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

                    PN
------------------------------------------------------------------------------

                                     13G
===============================================================================

  CUSIP NO.  85254C 10 7                                     Page 7 OF 17 Pages
             -----------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                  BCIP Associates II-C
                  EIN No.: 04-3424217

------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4                            Delaware

------------------------------------------------------------------------------
                     5    SOLE VOTING POWER     11,418

     NUMBER OF

      SHARES       -----------------------------------------------------------
                     6    SHARED VOTING POWER
   BENEFICIALLY
                               0
     OWNED BY
                   -----------------------------------------------------------
       EACH          7    SOLE DISPOSITIVE POWER  11,418

    REPORTING

      PERSON       -----------------------------------------------------------
                     8    SHARED DISPOSITIVE POWER
       WITH
                               0

------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 11,418
------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                       [_]
------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)   .04%


------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

                    PN
------------------------------------------------------------------------------

                                     13G
===============================================================================

  CUSIP NO.  85254C 10 7                                     Page 8 OF 17 Pages
             -----------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                  PEP Investments Pty Ltd.


------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4                            New South Wales, Australia

------------------------------------------------------------------------------
                     5    SOLE VOTING POWER

     NUMBER OF                   0

      SHARES       -----------------------------------------------------------
                     6    SHARED VOTING POWER
   BENEFICIALLY
                             809
     OWNED BY
                   -----------------------------------------------------------
       EACH          7    SOLE DISPOSITIVE POWER

    REPORTING                    0

      PERSON       -----------------------------------------------------------
                     8    SHARED DISPOSITIVE POWER
       WITH
                             809

------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    809
------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                       [_]
------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)  .003%


------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

                    00
------------------------------------------------------------------------------

                                     13G
===============================================================================

  CUSIP NO.  85254C 10 7                                     Page 9 OF 17 Pages
             -----------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                  Bain Capital, Inc.
                  EIN No.: 04-310243

------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4                            Delaware

------------------------------------------------------------------------------
                     5    SOLE VOTING POWER

     NUMBER OF               0

      SHARES       -----------------------------------------------------------
                     6    SHARED VOTING POWER
   BENEFICIALLY
                             809
     OWNED BY
                   -----------------------------------------------------------
       EACH          7    SOLE DISPOSITIVE POWER

    REPORTING                0

      PERSON       -----------------------------------------------------------
                     8    SHARED DISPOSITIVE POWER
       WITH
                             809

------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    809
------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                       [_]
------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)  .003%


------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

                    CO
------------------------------------------------------------------------------

Item 1(a).   NAME OF ISSUER

   The name of the issuer to which this filing on Schedule 13G relates is Stage Stores, Inc. (the "Company").

Item 1(b).   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

   The principal executive offices of the Company are located at 10201 Main Street, Houston, Texas 77025.

Item 2(a). NAME OF PERSON FILING

   This Statement is being filed on behalf of Brookside Capital Partners Fund, L.P., a Delaware limited partnership (the "Brookside Fund"), Sankaty High Yield
                                           --------------
Asset Partners, L.P., a Delaware limited partnership (the "Sankaty Fund"), Bain
                                                           ------------
Capital Fund VI, L.P., a Delaware limited partnership ("Fund VI"), BCIP
                                                        -------
Associates II, a Delaware general partnership, BCIP Associates II-B, a Delaware general partnership, BCIP Associates II-C, a Delaware general partnership, (together with BCIP Associates II and BCIP Associates II-B, the "BCIP
                                                                 ----
Entities"), and PEP Investments Pty Ltd., a New South Wales limited company

("PEP").
-----

   Brookside Capital Investors, L.P., a Delaware limited partnership ("Brookside
                                                                       ---------
Investors"), is the sole general partner of the Brookside Fund.  Brookside
---------
Capital Investors, Inc., a Delaware corporation ("Brookside Inc."), is the sole
                                                  --------------
general partner of Brookside Investors. Mr. W. Mitt Romney is the sole shareholder, sole director, President and Chief Executive Officer of Brookside Inc. and thus is the controlling person of Brookside Inc.

   Sankaty High Yield Asset Investors, LLC, a Delaware limited liability company ("Sankaty Investors"), is the sole general partner of the Sankaty Fund. Sankaty
  -----------------
High Yield Asset Investors, Ltd., a Bermuda corporation ("Sankaty Ltd."), is the
                                                          ------------
managing member of Sankaty Investors. Mr. W. Mitt Romney is the sole shareholder, a director and President of Sankaty Ltd. and thus is the controlling person of Sankaty Ltd.

   Bain Capital Partners VI, L.P., a Delaware limited partnership ("Bain
                                                                    ----
Partners VI"), is the sole general partner of Fund VI.  Bain Capital Investors
-----------
VI, Inc., a Delaware corporation ("Bain Investors VI"), is the sole general
                                   -----------------
partner of Bain Partners VI. Mr. W. Mitt Romney is the sole shareholder, sole director, Chief Executive Officer and President of Bain Investors VI and thus is the controlling person of Bain Investors VI.

   Bain Capital, Inc., a Delaware corporation ("Bain Capital"), is the sole
                                                ------------
managing partner of the BCIP Entities. Mr. W. Mitt Romney is the sole shareholder, sole director, Chief Executive Officer and President of Bain Capital and thus is the controlling person of Bain Capital.

   By a power of attorney, PEP has appointed Bain Capital and each of its officers its attorneys-in-fact, with full power and authority to act, with respect to certain matters, including the right to vote and dispose of securities owned by PEP.

   The Brookside Fund, the Sankaty Fund, Fund VI, the BCIP Entities and PEP (collectively, the "Funds") have entered into a Joint Filing Agreement, dated
                    -----
January 11, 1999, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Funds have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 (the "Act").
                  ---

   Under Fund VI's partnership agreement, Fund VI and the BCIP Entities generally are required to make and dispose of securities of an issuer on the same terms and conditions and dispose of securities of an issuer, in the same proportions. PEP also makes and disposes of securities of an issuer on the same terms and conditions, and disposes of securities of an issuer, in the same proportions as Fund VI and the BCIP Entities. Because of these relationships, Fund VI, the BCIP Entities and PEP may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act.

Item 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

   The principal business address of each of the Brookside Fund, Brookside Investors, Brookside Inc., the Sankaty Fund, Sankaty Investors, Fund VI, Bain Partners VI, Bain Investors VI, each of the BCIP Entities and Bain Capital is Two Copley Place, Boston, Massachusetts 02116.

   The principal business address of Sankaty Ltd. is Reid House, 31 Church Street, Hamilton HM 12, Bermuda.

   The principal business address of PEP is Level 34 The Chifley Tower, 2 Chifley Square, Sydney, New South Wales, Australia.


Item 2(c). CITIZENSHIP

   Each of the Brookside Fund, Brookside Investors, Brookside Inc., the Sankaty Fund, Sankaty Investors, Fund VI, Bain Partners VI, Bain Investors VI, each of the BCIP Entities and Bain Capital is organized under the laws of the State of Delaware.

   Sankaty Ltd. is organized under the laws of Bermuda.

   PEP is organized under the laws of New South Wales, Australia.

Item 2(d). TITLE OF CLASS OF SECURITIES

   The class of equity securities of the Company to which this filing on
Schedule 13G relates is Common Stock, par value $.01 per share.


Item 2(e). CUSIP NUMBER

   The CUSIP number of the Company's Common Stock is 85254C 10 7.


Item 3.  IF THIS STATEMENT IS FILED PURSUANT TO (S)(S) 240.13D-1(B) OR 240.13D-
  2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:   Not applicable.

(a)  [ ]  Broker or dealer registered under section 15 of the Act
          (15 U.S.C. 78o).
(b)  [ ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).
(c)  [ ]  Insurance company as defined in section 3(a)(19) of the Act
          (15 U.S.C. 78c).
(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)  [ ]  An investment adviser in accordance with (S)13d-1(b)(1)(ii)(E).
(f)  [ ]  An employee benefit plan or endowment fund in accordance with
          (S)240.13d-1(b)(1)(ii)(F).
(g)  [ ]  A parent holding company or control person in accordance with
          (S)240.13d-1(b)(1)(ii)(G).
(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)  [ ]  Group, in accordance with (S)240.13d-1(b)(1)(ii)(J).

     [X]  IF THIS STATEMENT IS FILED PURSUANT TO (S)240.13D-1(C), CHECK THIS
          BOX.


Item 4.   OWNERSHIP
Item 4(a).  AMOUNT BENEFICIALLY OWNED

   As of the close of business on January 8, 1999, the Brookside Fund owned 2,259,800 shares of Common Stock of the Company. The Brookside Fund has the sole power to vote and dispose of the shares of Common Stock. The Brookside Fund acts by and through its general partner, Brookside Investors. Brookside Investors acts by and through its general partner, Brookside Inc. Mr. W. Mitt Romney is the sole shareholder, sole director, President and Chief Executive Officer of Brookside Inc. and thus is the controlling person of Brookside Inc. No person other than the respective owner referred to herein of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares of Common Stock.

   As of the close of business on January 8, 1999, the Sankaty Fund owned 175,000 shares of Common Stock of the Company. The Sankaty Fund has the sole power to vote and dispose of the shares of Common Stock. The Sankaty Fund acts by and through its general partner, Sankaty Investors. Sankaty Investors acts by and through its managing member, Sankaty Ltd. Mr. W. Mitt Romney is the sole shareholder, a director, and President of Sankaty Ltd. and thus is the controlling person of Sankaty Ltd. No person other than the respective owner referred to herein of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares of Common Stock.

   As of the close of business on January 8, 1999, Fund VI owned 242,670 shares of Common Stock of the Company. Fund VI acts by and through its general partner, Bain Partners VI. Bain Partners VI acts by and through its general partner, Bain Investors VI. Mr. W. Mitt Romney is the sole shareholder, sole director, Chief Executive Officer and President of Bain Investors VI and thus is the controlling person of Bain Investors VI. No person other than the respective owner referred to herein of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares of Common Stock.

   As of the close of business on January 8, 1999, BCIP Associates II owned 47,544 shares of Common Stock of the Company, BCIP Associates II-B owned 8,759 shares of Common Stock of the Company and BCIP Associates II-C owned 11,418 shares of Common Stock of the Company. Each of the BCIP Entities act by and through its managing partner, Bain Capital. Mr W. Mitt Romney is the sole shareholder, sole director, Chief Executive Officer and President of Bain Capital and thus is the controlling person of Bain Capital. No person other than the respective owner referred to herein of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares of Common Stock.

   As of the close of business on January 8, 1999, PEP owned 809 shares of Common Stock of the Company. Mr. Timothy J. Sims, Mr. Rickard J. Gardell, Mr. Simon D. Pillar and Mr. Paul J. McCullagh are the controlling persons of PEP. By a power of attorney, PEP has appointed Bain Capital and each of its officers its attorneys-in-fact, with full power and authority to act, with respect to certain matters, including the right to vote and dispose of securities owned by PEP.


Item 4(b).  PERCENT OF CLASS

   As of the close of business on January 8, 1999, the Funds together owned 10.29% of the Common Stock outstanding of the Company. The aggregate percentage of Common Stock reported owned by the Funds is based upon 26,686,759 shares of Common Stock outstanding, which is the total number of Common Stock outstanding as of December 15, 1998 based on representations made in the Company's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on December 15, 1998.

Item 4(c).  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

    (i)  sole power to vote or to direct the vote:
                                                  Brookside Fund:  2,259,800
                                                  Sankaty Fund:  175,000
                                                  Fund VI:  242,670
                                                  BCIP Associates II:  47,544
                                                  BCIP Associates II-B:  8,759
                                                  BCIP Associates II-C:  11,418

   (ii)  shared power to vote or to direct the vote:
                                                  PEP:  809
                                                  Bain Capital, Inc.:  809

  (iii)  sole power to dispose or to direct the disposition of:
                                                  Brookside Fund:  2,259,800
                                                  Sankaty Fund:  175,000
                                                  Fund VI:  242,670
                                                  BCIP Associates II:  47,544
                                                  BCIP Associates II-B:  8,759
                                                  BCIP Associates II-C:  11,418


   (iv)  shared power to dispose or to direct the disposition of:
                                                  PEP:  809
                                                  Bain Capital, Inc.:  809

Item 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

      Not Applicable.


Item 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

      Not Applicable.


Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

      Not Applicable.

Item 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

      Not Applicable.


Item 9.  NOTICE OF DISSOLUTION OF GROUP

      Not Applicable.

Item 10. CERTIFICATION

       By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



Dated:    January 11, 1999

                                BROOKSIDE CAPITAL PARTNERS FUND, L.P.

                                     By: /s/ Domenic J. Ferrante
                                         ----------------------------------
                                         Name:  Domenic J. Ferrante
                                         Title: Managing Director


                                SANKATY HIGH YIELD ASSET PARTNERS, L.P.

                                     By: /s/ Jonathan S. Lavine
                                         ---------------------------------
                                         Name:  Jonathan S. Lavine
                                         Title: Managing Director


                                BAIN CAPITAL FUND VI, L.P.

                                By:  Bain Capital Partners VI, L.P.,
                                     its general partner

                                     By:  Bain Capital Investors VI, Inc.,
                                          its general partner

                                     By: /s/ Joshua Bekenstein
                                         ----------------------------------
                                          Name:  Joshua Bekenstein
                                          Title: Managing Director

                                BCIP ASSOCIATES II
                                BCIP ASSOCIATES II-B
                                BCIP ASSOCIATES II-C

                                By:  Bain Capital, Inc.,
                                        their Managing Partner


                                By: /s/ Joshua Bekenstein
                                    ---------------------------------------
                                    Name:  Joshua Bekenstein
                                    Title: Managing Director


                                PEP INVESTMENTS PTY LTD.

                                By: Bain Capital, Inc.,
                                    its attorney-in-fact*

                                By: /s/ Joshua Bekenstein
                                    ---------------------------------------
                                    Name:  Joshua Bekenstein
                                    Title: Managing Director


                                BAIN CAPITAL, INC.

                                By: /s/ Joshua Bekenstein
                                    ---------------------------------------
                                    Name:  Joshua Bekenstein
                                    Title: Managing Director



*Pursuant to a Power of Attorney, a copy of which is attached as Exhibit B.

                                                                       Exhibit A
                                                                       ---------


                    AGREEMENT REGARDING THE JOINT FILING OF
                                 SCHEDULE 13G
                        ______________________________


The undersigned hereby agree as follows:

  (i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

  (ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:  January 11, 1999     BROOKSIDE CAPITAL PARTNERS FUND, L.P.


                                 By: /s/ Domenic J. Ferrante
                                     --------------------------------------
                                     Name:  Domenic J. Ferrante
                                     Title:  Managing Director

                            SANKATY HIGH YIELD ASSET PARTNERS, L.P.


                                 By: /s/ Jonathan S. Lavine
                                     --------------------------------------
                                     Name:  Jonathan S. Lavine
                                     Title:  Managing Director

                            BAIN CAPITAL FUND VI, L.P.

                            By:  Bain Capital Partners VI, L.P.
                                 its general partner

                            By:  Bain Capital Investors VI, Inc.,
                                   its general partner

                            By:  /s/ Joshua Bekenstein
                                 ------------------------------------------
                                 Name:  Joshua Bekenstein
                                 Title: Managing Director

                            BCIP ASSOCIATES II
                            BCIP ASSOCIATES II-B
                            BCIP ASSOCIATES II-C

                            By:  Bain Capital, Inc.
                                   their Managing Partner

                            By:  /s/ Joshua Bekenstein
                                 ------------------------------------------
                                 Name:  Joshua Bekenstein
                                 Title: Managing Director

                            PEP INVESTMENTS PTY LTD.

                            By:  Bain Capital, Inc.
                                   its attorney-in-fact*

                            By:  /s/ Joshua Bekenstein
                                 ------------------------------------------
                                 Name:  Joshua Bekenstein
                                 Title:  Managing Director


                            BAIN CAPITAL, INC.

                            By:  /s/ Joshua Bekenstein
                                 -------------------------------------------
                                 Name:  Joshua Bekenstein
                                 Title: Managing Director



*Pursuant to a Power of Attorney, a copy of which is attached as Exhibit B.

                                                                       EXHIBIT B
                                                                       ---------

                         IRREVOCABLE POWER OF ATTORNEY
                         -----------------------------


                                                            August 17, 1999

Bain Capital, Inc.
2 Copley Place, 7th Floor
Boston, MA  02116

Dear Sirs:

                            KNOW ALL PERSONS BY THESE PRESENTS THAT:

1.   Appointment of Attorneys-in-Fact; Grant of Authority. The undersigned
     ----------------------------------------------------
hereby irrevocably makes, constitutes, and appoints Bain Capital, Inc. and each officer of Bain Capital, Inc. and each of them acting singly, as the true and lawful agents and attorneys-in-fact of the undersigned (each, an "Attorney-in-Fact" and, collectively, the "Attorneys-in-Fact"), with full power and authority to act hereunder, individually or collectively in his, its or their sole discretion (it being understood and agreed that the Attorneys-in-Fact may, unless otherwise specified herein, act individually) all as hereinafter provided, in the name of and for and on behalf of the undersigned, as fully as could the undersigned if present and acting in person, with respect to all matters in connection with the securities of portfolio companies (the "Portfolio Companies") of Bain Capital Fund VI, L.P. (together with any parallel partnerships, the "Fund") held by the undersigned, including, without limitation, the power and authority to:

        (a) vote the securities of the Portfolio Companies of the Fund from time to time owned by the undersigned;

        (b) execute, attest, witness, endorse and file such instruments, contracts, agreements, consents, waivers and other documents; and

        (c) approve, execute and deliver on behalf of the undersigned any and all documents, instruments and agreements relating to any of the Portfolio Companies (including but not limited to stockholders agreements and sale agreements), as the Attorneys-in-Fact or any one of them acting individually may, in their sole discretion, approve, the execution and delivery thereof by the Attorneys-in-Fact, or any one of them acting individually, to be conclusive evidence with respect to their approval thereof;

        (d) make any and all decisions in respect of, and take or cause to be taken, any and all further actions, and execute and deliver, or cause to be executed and delivered, any and all such documents, instruments and agreements, with such changes as the Attorneys-in-Fact or any one of them acting individually may, in their sole discretion, approve (such approval to be evidenced by their signature thereof), as may be necessary or deemed to be desirable by the Attorneys-in-Fact or any one of them acting individually.

      2.   Irrevocability.  The undersigned has conferred and granted the powers
           --------------
of attorney and all other authority contained herein in connection with securities of the Portfolio Companies. Therefore, the undersigned hereby agrees that all power and authority hereby conferred is coupled with an interest and is irrevocable; and to the extent not prohibited by law shall not be terminated by any act of the undersigned or by operation of law or by the occurrence of any event whatsoever, including, without limitation, the liquidation, dissolution, bankruptcy, or insolvency of the undersigned or any similar event.

      3.   Warranties and Agreements.   The undersigned represents, warrants and
           -------------------------
agrees that:

        (a) all authorizations and consents necessary for the execution and delivery by the undersigned of this Irrevocable Power of Attorney have been given and are in full force and effect; and the undersigned has full right, power and authority to enter into this Irrevocable Power of Attorney;

        (b) the foregoing representations, warranties and agreements are for the benefit of, and may be relied upon by, the Attorneys-in-Fact and their counsel. The undersigned agrees that the representations, warranties and agreements herein contained shall also be true and correct and in full force and effect through the termination date of the Fund and will immediately notify the Attorneys-in-Fact of any default under or breach of this Irrevocable Power of Attorney (or of any event which, with notice or the lapse of time or both would constitute such a default or breach), and in the event any representation or warranty contained herein shall not be true or correct; provided, however, that nothing contained herein shall in
                       --------  -------
      any way affect the obligation of the undersigned hereunder to maintain such representations and warranties as true and correct and in full force and effect through the termination date of the Fund.

      4.   Release.  The undersigned hereby agrees to release the Attorneys-in-
           -------
Fact and each of them from any and all liabilities, joint or several, to which they or any of them may become subject insofar as such liabilities (or action in respect thereof) arise out of or are based upon any action taken or omitted to be taken by the Attorneys-in-Fact or any one of them acting individually pursuant hereto, unless such liabilities shall be the direct result solely of the bad faith of the Attorneys-in-Fact. This Paragraph 4 shall survive any termination of this Irrevocable Power of Attorney.

      5.   Termination.  This Irrevocable Power of Attorney shall terminate on
           -----------
the date on which the Fund terminates.

      6.   Governing Law.  This Irrevocable Power of Attorney shall be governed
           -------------
by, and construed in accordance with, the laws of the State of Delaware.

      7.   Assignment.  This Irrevocable Power of Attorney shall be binding upon
           ----------
and inure to the benefit of the undersigned and its successors and assigns, except that the undersigned shall not have the right to assign its rights or obligations hereunder without the prior written consent of each of the Attorneys-in-Fact.

      8.   Counterparts.  This Irrevocable Power of Attorney may be executed in
           ------------
one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same instrument.

      IN WITNESS WHEREOF, the undersigned has executed this Irrevocable Power of Attorney effective as of August 17, 1998.


                                    PEP Investments Pty Limited

                                    By: /s/ Timothy J. Sims
                                        ------------------------------------
                                        Managing Partner


      Bain Capital, Inc. hereby accepts the appointment as Attorney-in-Fact pursuant to the foregoing Irrevocable Power of Attorney attached hereto, and agrees to abide by, and act in accordance with, the terms of said Irrevocable Power of Attorney.



                                    BAIN CAPITAL, INC.


                                    By: /s/ Joshua Bekenstein
                                       --------------------------------------
                                        Name: Joshua Bekenstein
                                        Title: Managing Director